EXHIBIT
March 31, 1998



Re: DiVall Insured Income Properties 2, L.P. (the "Partnership") Offer of U.S. Restaurant Properties, Inc.

Dear Limited Partner:

You may have recently received an Offer to Purchase dated March 27, 1998 (the "Tender Offer") from U.S. Restaurant Properties, Inc. ("USRP"), in which USRP offered to purchase all of your units in the Partnership at a price of $400 per unit (less certain adjustments and expenses).

As your General Partner, we have determined that their offer is inadequate, and not in the best interest of the Partnership or its Limited Partners. Accordingly, we recommend that you reject their offer and not tender your units to USRP.

Our recommendation is based on our belief that the amount offered by USRP does not reflect the true value of the Partnership's underlying assets. We have retained an independent appraiser, Valuation Associates, to conduct an appraisal of the Partnership's properties (these appraisals are expected to be completed by April 15, 1998). Our estimate of the Partnership's current net asset value, as of December 31, 1997, is approximately $500 per unit. USRP's Tender Offer provides for a purchase price of $400 per unit (less certain adjustments and expenses). Neither valuation has benefited from "competitive" marketing.

                       Why is USRP targeting your units?

USRP's acquisition strategy (as stated in its prospectus dated October 30, 1997)
is  "to  identify  prospective  acquisition   opportunities  and  to  consummate
favorable acquisitions prior to the active marketing of the subject properties." This means that USRP tries to find properties that are not "on the market" and buy them from the owners at a low price, before the owner knows how much they are worth. Unfortunately, this strategy is now being applied to your Partnership
 ... not for our partners' best interest but for the economic interest of the shareholders of USRP.

USRP is attempting to acquire your properties more cheaply and cleverly by gaining control of the Partnership through a Tender Offer. As their Tender Offer discloses, if USRP obtains more than 50% of the units, they intend to merge or liquidate the Partnership by transferring all of the Partnership properties to USRP at a purchase price per unit no greater than $400. Could they do this? ... Yes, because at that point they would control the Limited Partnership vote and they could vote themselves in as the general partner.

                 But isn't USRP only trying to acquire 49.9%?

No. The Tender Offer clearly states that USRP's ultimate intent is to acquire a controlling voting interest (more than 50%) in the Partnership so they can consummate their plan to acquire all of the Partnership's assets for not more than $400 per unit. The only reason they are not trying to acquire all of the units now is that the Partnership Agreement does not allow 50% or more of the units to be transferred in any 12-month period.

                 If USRP won't control the Partnership after the
                        Tender Offer, what's the problem?

Even if USRP acquires less than 50% of the units in its Tender Offer, they would still pose a future barrier to "competitive" marketing of your properties, because any significant percentage of ownership would give them "voting power"
 ... raising an obstacle toward obtaining future liquidation approval. To secure your opportunities to "maximize value," don't tender your units to USRP.

                     What does the General Partner propose?

We are constantly reviewing and observing the marketplace to identify trends and opportunities. For over two years, TPG and your Advisory Board (comprised of limited partners and a broker/dealer representative) have been evaluating alternatives ranging from continuing operations to the sale of individual properties to REIT roll-ups, all with the sole objective to maximize values for the Limited Partners.

USRP's Tender Offer is one of the many indications that the real estate market is "hot." Will it last? . . . No. Real estate values are cyclical and the acquisition fever does eventually break. Accordingly, we have concluded that it is a good time to sell the Partnership's assets.

                How will the General Partner maximize our values?

We believe that values can be maximized by selling the properties through a competitive bid process. To that end, the Partnership intends to forward you an Information Statement to request your consent to sell the Partnership's assets, followed by liquidation of the Partnership. This Information Statement will be mailed as soon as possible once the appraisals are completed.

The sale will be conducted through a competitive sealed bid process, designed to elicit each bidder's best (highest) offer. (While there can be no assurance at this time that a sale will be consummated, the Partnership believes that a return to the Limited Partners in excess of the USRP Tender Offer price is obtainable.)

If you wish to sell your units, we urge you to postpone tendering units to USRP and wait for the Information Statement. If you tender your units to USRP, you will not able to vote on any future matter.

               What about the Tender Offer's proclaimed benefits?

USRP states that the Tender Offer provides Limited Partners with an opportunity to dispose of an illiquid investment and reinvest the proceeds in other investments. Our proposal will provide the same opportunity, with two significant differences.

First, our proposal will provide liquidity for all Limited Partners, not less than half as proposed by USRP.

Second, our proposal allows the marketplace to "value" your assets through a competitive process. Even the Tender Offer acknowledged that the amount offered by USRP "could be substantially less than the net proceeds that would be realized on a per [unit] basis from a current sale of the properties or that may be realized upon a future liquidation of the Partnership." The General Partner says, "Let's find out."

USRP states that the Tender Offer is commensurate with the value of the properties. If this is the case, they should have no problem substituting their Tender Offer for your units with a "bid" for the assets of your partnership in a "competitive" sales process.

USRP's risk is that a higher price might be offered for the Partnership and they are not the highest bidder. We haven't fought all our battles together over the last five years to sell to the first group that walks through the door thinking they can "have it their way."

The attached Schedule 14d-9 has been filed with the S.E.C. and contains additional information relating to the recommendation and other actions taken by the General Partner. We urge you to carefully review the enclosed Schedule.

Please call me at (888)842-4058, ext. 231 or Investor Relations at (800)547-7686 or e-mail to katkinson@theprovogroup.com with any questions you may have regarding the USRP Tender Offer, the information set forth in the enclosed
Schedule 14d-9, the status of your investments, or any other related matters. Thank you.

Sincerely,
DIVALL INSURED INCOME PROPERTIES 2
LIMITED PARTNERSHIP

By:   The Provo Group, Inc.,
      its General Partner


By:  /s/ Bruce A. Provo
     Bruce A. Provo

Enclosure